                                                                    Exhibit 99.2

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                             DRUNEN, THE NETHERLANDS

                          HALF-YEARLY IFRS REPORT 2005

Contents Half Yearly IFRS Report

Contents                                                                       2

Financial Statements Six Months Ended June 30, 2005

   Consolidated Balance Sheets                                                 3
   Consolidated Statements of Operations                                       4
   Consolidated Statements of Cash Flows                                       5
   Consolidated Statements of Changes in Shareholders' Equity                  6
   Reconciliation from IFRS, as endorsed by the EU, to US GAAP                 7
   Notes to the Consolidated Financial Statements                              8

Management Discussion and Analysis of Financial Condition and Results of
   Operations                                                                 18

Reconciliation from NL GAAP to IFRS, as endorsed by the EU, 2004

   Reconciliation from NL GAAP to IFRS 2004, as endorsed by the EU            24
   Notes to the Reconciliations from NL GAAP to IFRS, as endorsed by the EU   25

Financial Information 2004 IFRS, as endorsed by the EU

   Consolidated Balance Sheets 2004 IFRS, as endorsed by the EU               26
   Consolidated Statements of Operations 2004 IFRS, as endorsed by the EU     27
   Consolidated Statements of Cash Flows 2004 IFRS, as endorsed by the EU     28

Review Report                                                                 29

BE Semiconductor Industries N.V.
Drunen

CONSOLIDATED BALANCE SHEETS

                                                       December 31,     June 30,
(All amounts in thousands of Euro)                         2004           2005
----------------------------------                     ------------   -----------
                                                        (unaudited)   (unaudited)
ASSETS

Cash and cash equivalents                                 116,351        77,384
Accounts receivable                                        20,172        28,508
Inventories                                                34,118        60,292
Other current assets                                       14,514        17,946
                                                          -------       -------
TOTAL CURRENT ASSETS                                      185,155       184,130

Property, plant and equipment                              14,586        27,754
Goodwill                                                   10,187        68,636
Other intangible assets                                    10,430        19,275
Other non-current assets                                    1,698         5,350
                                                          -------       -------
TOTAL ASSETS                                              222,056       305,145
                                                          =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable to banks                                      9,778        17,991
Current portion of long-term debt and capital leases            3         2,944
Accounts payable                                           14,331        13,981
Accrued liabilities                                        18,896        22,596
                                                          -------       -------
TOTAL CURRENT LIABILITIES                                  43,008        57,512

Long-term debt and capital leases                           1,654        18,370
Convertible notes                                              --        41,397
Deferred tax liabilities                                    2,156         4,809
Other non-current liabilities                                  --         2,920
                                                          -------       -------
TOTAL NON-CURRENT LIABILITIES                               3,810        67,496

MINORITY INTEREST                                             115           140

TOTAL SHAREHOLDERS' EQUITY                                175,123       179,997
                                                          -------       -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                222,056       305,145
                                                          =======       =======

BE Semiconductor Industries N.V.
Drunen

CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Six Months ended June 30,
(All amounts in thousands of Euro, except      -------------------------
share and per share data)                          2004          2005
-----------------------------------------      -----------   -----------
                                               (unaudited)   (unaudited)
Net sales                                           55,196        73,597
Cost of sales                                       38,254        52,462
                                                ----------    ----------
Gross profit                                        16,942        21,135

Selling, general and administrative expenses        13,187        20,468
Research and development expenses                    6,277         6,576
Restructuring expenses                                  --         1,718
                                                ----------    ----------
Total operating expenses                            19,464        28,762

Operating loss                                      (2,522)       (7,627)
Net financing income (expenses)                      1,800        (1,562)
                                                ----------    ----------
Loss before taxes and minority interest               (722)       (9,189)
Income tax benefit                                     (25)       (2,182)
                                                ----------    ----------
Loss before minority interest                         (697)       (7,007)
Minority interest                                      (35)            9
                                                ----------    ----------
Net loss                                              (662)       (7,016)
                                                ==========    ==========
Net loss per share
   - Basic                                           (0.02)        (0.21)
   - Diluted                                         (0.02)        (0.21)

Weighted average number of shares used to
   compute net loss per share
   - Basic                                      30,794,660    32,685,765
   - Diluted                                    30,794,660    32,685,765
                                                ==========    ==========

BE Semiconductor Industries N.V.
Drunen

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Six Months ended June 30,
                                                      -------------------------
(All amounts in thousands of Euro)                        2004         2005
----------------------------------                    -----------   -----------
                                                      (unaudited)   (unaudited)
CASH FLOWS FROM OPERATIONAL ACTIVITIES:
Net loss                                                   (662)       (7,016)

Depreciation and amortization                             3,139         4,672
Deferred income tax (benefit)                              (318)       (1,044)
Other non-cash items                                       (439)         (929)

Effects of changes in assets and liabilities:
   Decrease (increase) in accounts receivable            (8,207)        1,123
   Decrease (increase) in inventories                   (12,529)        1,002
   Increase (decrease) in accounts payable                6,774        (3,890)
   Changes in other current assets and liabilities       (3,235)       (2,235)
                                                        -------       -------
Net cash used in operating activities                   (15,477)       (8,317)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                     (2,085)       (8,080)
Acquisition of subsidiaries, net of cash acquired            --       (61,862)
Proceeds from sale of property, plant and equipment      14,586           640
                                                        -------       -------
Net cash provided by (used in) investing activities      12,501       (69,302)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of bank lines of credit                           (748)      (11,223)
Payments on debts and capital leases                     (7,490)       (5,154)
Proceeds from debts and capital leases                      749        11,658
Net proceeds from issuance of convertible
   notes, net of expenses                                    --        43,726
Net proceeds from (payments of) advances from
   customers                                              2,013        (1,001)
Other financing activities                               (1,500)           --
                                                        -------       -------
Net cash provided by (used in) financing activities      (6,976)       38,006

Net change in cash and cash equivalents                  (9,952)      (39,613)
Effect of changes in exchange rates on cash and
   cash equivalents                                         216           646
Cash and cash equivalents at beginning of the
   period                                               118,195       116,351
                                                        -------       -------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD          108,459        77,384
                                                        =======       =======

BE Semiconductor Industries N.V.
Drunen

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                  Six Months Ended
                                                      ----------------------------------------
                                                        June 30,    December 31,     June 30,
(All amounts in thousands of Euro)                        2004          2004           2005
----------------------------------                    -----------   ------------   -----------
                                                      (unaudited)    (unaudited)   (unaudited)
Shareholders' equity beginning of the period            181,001        180,776       175,123

Net loss for the six month period                          (662)        (4,581)       (7,016)
Equity-settled share based payments expense                  86            100           530
Exchange rate differences for the six months period         351         (1,172)        1,448
Issuance of 1,933,842 shares as consideration in
   the Datacon acquisition, valued at E 4.21 per
   share                                                     --             --         8,141
Equity component in convertible notes, net of
   deferred tax liability                                    --             --         1,771
                                                        -------        -------       -------
Shareholders' equity end of the period                  180,776        175,123       179,997
                                                        =======        =======       =======

BE Semiconductor Industries N.V.
Drunen

RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY FROM IFRS, AS ENDORSED BY THE EU, TO US GAAP

RECONCILIATION OF NET LOSS FROM IFRS, AS ENDORSED BY THE EU, TO US GAAP

                                                           Six Months ended June 30,
                                                           -------------------------
(All amounts in thousands of Euro)                             2004          2005
----------------------------------                         -----------   -----------
                                                           (unaudited)   (unaudited)
Net loss in accordance with IFRS, as endorsed by the EU       (662)        (7,016)

Adjustments from IFRS, as endorsed by the EU, to US GAAP
   Capitalization of development expenses                       --         (3,590)
   Amortization of patents and trademarks                      (64)           (29)
   Employee share-based payments                               (11)           569
   Accredited interest convertible notes                        --            122
   Other differences in income                                  42             42
   Deferred income tax effects                                  53            837
                                                              ----         ------
NET LOSS IN ACCORDANCE WITH US GAAP                           (642)        (9,065)
                                                              ====         ======

RECONCILIATION OF SHAREHOLDERS' EQUITY FROM IFRS TO US GAAP

                                                           December 31,     June 30,
(All amounts in thousands of Euro)                             2004           2005
----------------------------------                         ------------   ----------
                                                            (unaudited)   (unaudited)
Shareholders' equity in accordance with IFRS, as
   endorsed by the EU                                        175,123        179,997

Adjustments from IFRS, as endorsed by the EU, to US GAAP
   Capitalization of development expenses                         --         (3,630)
   Valuation of goodwill                                       1,883          1,505
   Valuation of patents and trademarks                           465            494
   Employee share-based payments                                 105            145
   Equity component convertible notes                             --         (2,586)
   Accredited interest convertible notes                          --            122
   Recognized gain on sale and lease back transaction           (843)          (800)
   Deferred income tax effects                                   260          1,845
                                                             -------        -------
SHAREHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP              176,993        177,092
                                                             =======        =======

BE Semiconductor Industries N.V.
Drunen

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF COMPLIANCE

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the company, for the year ending 31 December 2005, be prepared in accordance with accounting standards adopted for use in the European Union (EU) further to the IAS Regulation (EC 1606/2002) (further referred to as "IFRS, as endorsed by the EU").

This interim financial information has been prepared on the basis of the recognition and measurement requirements of accounting standards adopted by the EU as of 30 June 2005 that are effective at 31 December 2005, the Group's first annual reporting date at which it is required to use accounting standards adopted by the EU. Based on these standards, management has applied the accounting policies, as set out below, which they expect to apply when the first annual financial statements are prepared in accordance with accounting standards adopted by the EU for the year ending 31 December 2005.

However, the accounting standards adopted by the EU that will be effective in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

An explanation of how the transition to IFRS, as endorsed by the EU, has affected the reported financial position, financial performance and cash flows of the Company is provided in this report.

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

PRESENTATION

The accompanying Consolidated Interim Financial Statements include the accounts of BE Semiconductor Industries N.V. and its consolidated subsidiaries (collectively, "the Company").

The financial statements are presented in thousands of euro, rounded to the nearest thousand. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments and securities, relating to pension obligations.

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements in conformity with IFRSs, as endorsed by the EU, requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

BE Semiconductor Industries N.V.
Drunen

PRINCIPLES OF CONSOLIDATION

As of June 30, 2005 the following subsidiaries are included in the accompanying Consolidated Financial Statements:

                                                                                        PERCENTAGE
NAME                                           LOCATION AND COUNTRY OF INCORPORATION   OF OWNERSHIP
----                                           -------------------------------------   ------------
BE Semiconductor Industries USA, Inc.          Londonderry, New Hampshire, USA            100%
Fico B.V.                                      Duiven, the Netherlands                    100%
Fico Molding Systems B.V.                      Duiven, the Netherlands                    100%
Fico Trim & Form Integration Systems B.V.      Duiven, the Netherlands                    100%
Fico Tooling B.V.                              Duiven, the Netherlands                    100%
Fico Tooling Leshan Company Ltd.               Leshan, China                               87%(1)
Fico Asia SDN. BHD.                            Shah Alam, Malaysia                        100%(2)
Besi USA, Inc.                                 Chandler, Arizona, USA                     100%
ASM Fico (F.E.) SDN. BHD.                      Shah Alam, Malaysia                       99.9%(3)
Besi Korea Ltd.                                Seoul, Korea                               100%
Fico Hong Kong Ltd.                            Hong Kong, China                           100%
Fico Sales & Service Pte. Ltd.                 Singapore                                  100%
Meco International B.V.                        Drunen, the Netherlands                    100%
Meco Equipment Engineers B.V.                  Drunen, the Netherlands                    100%
Besi Japan Co. Ltd.                            Tokyo, Japan                               100%
Besi Singulation B.V.                          Drunen, the Netherlands                    100%
Besi Taiwan Ltd.                               Taipei, Taiwan                             100%
Meco Equipment Engineers (Far East) Pte Ltd.   Singapore                                  100%
Laurier, Inc.                                  Londonderry, New Hampshire, USA            100%
Besi Austria Holding GmbH                      Vienna, Austria                            100%
Datacon Beteiligungs GmbH                      Vienna, Austria                            100%
Datacon Technology GmbH                        Radfeld, Austria                           100%
Datacon Eurotec GmbH                           Berlin, Germany                            100%
Datacon Hungary Termelo Kft.                   Gyor, Hungary                              100%(2)
Datacon Asia Ltd.                              Hong Kong, China                           100%(2)
Datacon Asia Pacific Pte. Ltd.                 Singapore                                  100%
Datacon North America Inc.                     Wilmington, Delaware, USA                  100%
Datacon Korea Ltd.                             Seoul, Korea                               100%

(1) Upon a resolution of Fico Tooling Leshan's Board of Management, Leshan Radio Company Ltd., the other 13%-shareholder in Fico Tooling Leshan Company Ltd. (LRC), shall make agreed upon capital contributions after which LRC shall hold 30% of and Besi 70% of Fico Tooling Leshan Company's equity.

(2) In order to comply with local corporate law, a minority shareholding (less than 0.1%) is held by the respective management of these respective companies.

(3) In order to comply with local corporate law, a minority shareholding is held by the management of these respective companies.

All significant intercompany profit, transactions and balances have been eliminated in consolidation.

The balance sheet of the foreign subsidiaries are translated at the balance sheet date exchange rate and the income statements of the foreign subsidiaries are translated at the average rate of exchange prevailing during the period. Translation differences arising from the consolidation of the financial statements of foreign subsidiaries are recorded directly in the accumulated other comprehensive income (loss).

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to hedge its exposure to foreign currency exchange rate fluctuations relating to operational activities denominated in foreign currencies. In accordance with its treasury policy, the Company does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

BE Semiconductor Industries N.V.
Drunen

Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

Where a derivative financial instruments hedges the changes in fair value of a recognized asset or liability or an unrecognized firm commitment (or an identified portion of such assets, liability or firm commitment), any gain or loss on the hedging instrument is recognized in the income statement. The hedged item also is stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

FOREIGN CURRENCY

Foreign currency transactions are recorded at the exchange rate of the date of origin or at a forward contract rate if hedged through a related forward foreign currency exchange contract. Assets and liabilities denominated in foreign currencies are translated at balance sheet date exchange rates. Realized exchange rate differences are recorded in the Consolidated Statements of Operations in selling, general and administrative expenses.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly liquid investments with an original maturity date at the date of acquisition of three months or less.

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Balances which are over 90 days past due and exceed a specific amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based on the following estimated useful lives:

CATEGORY                         ESTIMATED USEFUL LIFE
--------                         ---------------------
Buildings                            15 - 30 years
Leasehold improvements (1)            5 - 10 years
Machinery and equipment               2 - 10 years
Office furniture and equipment        3 - 10 years

(1) Leasehold improvements are depreciated over the shorter of the lease term or economic life of the asset

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

LEASED ASSETS

Assets acquired under capital leases are included in the balance sheet at the present value of the minimum future lease payments and are depreciated over the shorter of the lease term or their estimated economic lives. A corresponding liability is recorded at the inception of the capital lease and the interest element of capital leases is charged to interest expense.

BE Semiconductor Industries N.V.
Drunen

GOODWILL

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition. Goodwill is allocated to cash generating units and is no longer amortized but is tested annually on impairments.

OTHER INTANGIBLE ASSETS

Capitalized Development Expenses

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the statement of operations as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which such subsidy or credit relates, occurs. If the related development costs are capitalized, the subsidies and other governmental credits will be offset against capitalization. Technical development credits ("Technische Ontwikkelingskredieten" or "TOKs") received from the Netherlands government to offset the costs of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales revenue and are charged to research and development expenses. No repayment is required if such sales do not occur.

Other identifiable intangible assets

Other intangible assets that are acquired by the Company are stated at their fair value at the date of acquisition less accumulated amortization and impairment losses.

Amortization

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Acquired product backlog is amortized based on revenue from the associated backlog. Goodwill is systematically tested for impairment at each balance sheet date. Other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

CATEGORY                   ESTIMATED USEFUL LIFE
--------                   ---------------------
Patents and trademarks          8 - 16 years
Customer relationships              12 years
Development expenses             2 - 5 years
Acquired product backlog            < 1 year

The Company does not have any identifiable assets with indefinite lives.

IMPAIRMENT ON LONG-LIVED ASSETS

The carrying amounts of the Company's long-lived assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the asset's recoverable amount is estimated.

For goodwill, and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the statements of operations.

BE Semiconductor Industries N.V.
Drunen

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Goodwill and all other intangible assets were tested for impairment at 1 January 2004, the date of transition to IFRSs, even if no indication of impairment existed.

Calculation of recoverable amount

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. Impairment losses in respect of goodwill are not reversed.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

CONVERTIBLE NOTES

Convertible notes that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using the effective interest rate method.

EMPLOYEE BENEFITS

Pension plans

Obligations for contributions to defined contribution plans are recognized as an expense in the Statements of Operations as incurred.

The Company's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

A majority of the Company's Dutch employees participate in a multi-employer plan which consists of defined benefit determined in accordance with the respective collective bargaining agreements. The Company accounts for this defined benefit plan as if it were a defined contribution plan as the pension union managing the plan is not able to provide sufficient information to account for the plan as a defined benefit plan.

Severance Provisions

A provision for severance obligations is recognized in the balance sheet if the Company is obligated to severance payments, even if future termination of the contract is initiated by the employee.

Share-Based Payments

Under the Incentive Plan 1995 and the Incentive Plan 2001, the Company granted both cash- and equity-settled share-based payments to its employees.

BE Semiconductor Industries N.V.
Drunen

The fair value of equity settled options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial model, taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

The fair value of the cash-settled options is recognized as an expense with a corresponding increase in liabilities. The fair value is initially measured at grant date and spread over the period during which the employees become unconditionally entitled to payment. The fair value of the cash-settled options is measured based on a binomial model, taking into account the terms and conditions upon which the instruments were granted. The liability is remeasured at each balance sheet date and at settlement date. Any changes in the fair value of the liability are recognized in the Statement of Operations.

Under the Incentive Plan 2005, the Company granted non-performance related stock awards to its Supervisory Board and performance related stock award to members of Board of Management, executive officers and senior officers of the Company. Part of the performance stock awards granted to members of the Board of Management are conditional. The number of shares that would be granted and/or would be vested in any given year would depend on whether the individual achieved defined goals. All stock awards vest in three equal annual shares, with the first part vesting on March 24, 2006. All non-vested stock awards forfeit at retirement. The expense recognized in the income statements is based on the market value of the Company's ordinary shares on the date of grant.

PROVISIONS

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

REVENUE RECOGNITION

Shipment of products occurs after a customer accepts the product at the Company's premises. Advance payments received from customers are recorded as a liability until the products have been shipped. The Company recognizes revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. Installation services are treated as separate deliveries. A customer's sole recourse against the Company is to enforce its obligations relating to installation and warranty."

NET FINANCING INCOME (EXPENSES)

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, foreign exchange gains and losses and gains and losses on hedging instruments that are recognized in the income statement.

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BE Semiconductor Industries N.V.
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Interest income is recognized in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

INCOME TAXES

The Company applies the asset and liability method of accounting for taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if management assesses that realization is less than probable.

SEGMENT REPORTING

The Company is engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor business. Since the Company operates in one segment and in one group of similar products and services, all financial segment and product line information can be found in the Consolidated Financial Statements.

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BE Semiconductor Industries N.V.
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SELECTED EXPLANATORY NOTES

Since these Consolidated Interim Financial Statements are the first IFRS, as endorsed by the EU, compliant Consolidated Financial Statements issued by the Company, the Company has decided to disclose Balance Sheet items and Income Statement items that differ materially from those in the Company's Annual Accounts 2004, which were prepared under NL GAAP. For items that do not differ materially from the previous Annual Accounts reference is made to the Annual Accounts 2004.

Furthermore, the Company discloses any events or transactions that are significant to an understanding of the changes in financial position and performance of the enterprise since the last annual reporting date.

GOODWILL

Goodwill consists of the following:

(Euro in thousands)            Goodwill
-------------------            --------
Balance at January 1, 2005      10,187

Acquisition of Datacon          57,438
Foreign currency translation     1,011
                                ------
Balance at June 30, 2005        68,636
                                ======

On January 4, 2005, the Company completed the acquisition of all of the outstanding ordinary shares of Datacon Technology AG ("Datacon") for total consideration of E 73.1 million, of which E 65.0 million was paid in cash and the remainder through the Company's issuance of 1,933,842 ordinary shares, valued at E 8.1 million at the date of the exchange. Acquisition costs amounted to E 3.3 million.

The results of Datacon are included in the Company's Consolidated Interim Financial Statements included herein from the date of exchange. The acquisition was accounted for using the purchase method of accounting. In connection with the acquisition, the Company made a preliminary allocation of the purchase price which resulted in certain preliminary purchase accounting adjustments.

The purchase price, including acquisition costs, was allocated as follows (preliminary):

(Euro in thousands)
-------------------
Net tangible assets      11,893
Patents                     297
Customer relationships    6,083
Product backlog             719
Goodwill                 57,438
                         ------
                         76,430
                         ======

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BE Semiconductor Industries N.V.
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OTHER INTANGIBLE ASSETS

Other intangible assets, net consists of the following:

                                      Patents and      Customer     Product   Development
(Euro in thousands)                    trademarks   relationships   backlog     expenses     Total
-------------------                   -----------   -------------   -------   -----------   -------
Balance at January 1, 2005
   Cost                                  34,727            --          --         --       34,727
   Accumulated amortization             (23,520)           --          --         --      (23,520)
   Accumulated impairment                  (777)           --          --         --         (777)
                                        -------         -----        ----      -----      -------
                                         10,430            --          --         --       10,430

Changes in book value in 2005
   Acquisition of Datacon                   297         6,083         719         --        7,099
   Capitalized development expenses          --            --          --      3,590        3,590
   Amortization                          (1,218)         (253)       (654)        --       (2,125)
   Impairments                               --            --          --         --           --
   Foreign currency differences             241            --          --         40          281
                                        -------         -----        ----      -----      -------
                                           (680)        5,830          65      3,630        8,845

Balance at June 30, 2005
   Cost                                  35,512         6,083         719      3,630       45,944
   Accumulated amortization             (24,883)         (253)       (654)        --      (25,790)
   Accumulated impairment                  (879)           --          --         --         (879)
                                        -------         -----        ----      -----      -------
                                          9,750         5,830          65      3,630       19,275
                                        =======         =====        ====      =====      =======

The impairments present at January 1, 2005 and June 30, 2005 relate to impairments on patents for our die handling equipment. No additional impairments or reversals were required at June 30, 2005.

The amortization expenses on patents and trademarks are accounted for in the cost of sales. The amortization expenses on the customer relationships and product backlog are accounted for in the selling, general and administrative expenses of the Company.

CONVERTIBLE NOTES

In January 2005, the Company issued E 46 million principal amount of convertible notes due 2012 (the "Notes"). The Notes carry an interest rate of 5.5% per annum, payable semi-annually, with the first payment due on July 28, 2005. The Notes initially convert into ordinary shares at a conversion price of E 5.1250. The Notes will be repaid at maturity at a price of 100% of their principal amount plus accrued and unpaid interest. If the Notes are not converted, the Company may redeem the outstanding Notes at their principal amount at any time on the date beginning four years from the date of issue, subject to the purchase price of the Company's ordinary shares exceeding 130% of the then effective conversion price.

Listing of the Notes on the official segment of the Stock Market of Euronext Amsterdam N.V. took place on January 28, 2005.

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BE Semiconductor Industries N.V.
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The balance of the liability is as follows:

(Euro in thousands)
-------------------
Proceeds from issuance of the Notes                 46,000
Debt issuance costs                                 (2,274)
                                                    ------
Net proceeds                                        43,726

Amount classified as equity                         (2,586)
Accredited interest capitalized                        257
                                                    ------
Carrying amount of the liability at June 30, 2005   41,397
                                                    ======

The amount of the convertible notes classified as equity of E 2,586 is net of attributable debt issuance costs of E 134.

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BE Semiconductor Industries N.V.
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2005

OVERVIEW

We design, develop, manufacture, market and service products for the semiconductor industry's back-end assembly operations.

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and 2003. In the first half of 2004, industry conditions improved and we saw a significant increase in bookings as compared to the first half of 2003. However, in the third quarter of 2004, we saw a deterioration in industry conditions, resulting in a significant decrease in bookings in the second half of 2004 as compared to the first half of 2004. In the first half of 2005, we saw a slight increase in bookings as compared to the second half of 2004 on a pro forma basis, yet quarterly bookings continued to fluctuate.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading U.S. and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market, because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of E 300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

ACQUISITION OF DATACON

On January 4, 2005, we completed the acquisition of all of the outstanding ordinary shares of Datacon for total consideration of E 73.1 million, of which E
65.0 million was paid in cash and the remainder through the issuance of 1,933,842 of the Company's ordinary shares.

Datacon, a private company founded in 1986 and located in Radfeld, Austria, is, according to 2003 data compiled by VLSI, a leading global manufacturer of flip chip bonding, multi-chip die bonding and other related assembly equipment for the semiconductor and telecommunications industries.

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BE Semiconductor Industries N.V.
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ISSUANCE OF E 46 MILLION 5.5% CONVERTIBLE NOTES

In January 2005, we issued E 46 million principal amount of convertible notes due 2012 (the "Notes"). The Notes bear an interest rate of 5.5% per annum, payable semi-annually, with the first payment due on July 28, 2005. The Notes initially convert into our ordinary shares at a conversion price of E
5.1250. The Notes will be repaid at maturity at a price of 100% of their principal amount and accrued and unpaid interest. If the Notes are not converted, we may redeem the outstanding Notes at their face value at any time on the date beginning four years from the date of issue, subject to the purchase price of our ordinary shares exceeding 130% of the then effective conversion price.

Listing of the Notes on the official segment of the Stock Market of Euronext Amsterdam N.V. took place on January 28, 2005.

EVALUATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which are included elsewhere in this report and which have been prepared in accordance with IFRS, ad endorsed by the EU. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

SIX MONTHS ENDED JUNE 30, 2005 COMPARED TO SIX MONTHS ENDED JUNE 30, 2004.

NET SALES

Our net sales consist of sales of die sorting systems, flip chip bonding systems, multi-chip die bonding systems, molding systems, trim and form integration systems, singulation systems and plating systems.

As a result of the Datacon acquisition, we changed our presentation of net sales to better reflect our business strategy and to better communicate the financial development of our operations. We present our net sales as per end use customer application in the following table, as opposed to a disclosure by individual product line. We will continue to present our net sales as per end use customer application in future quarters. In leadframe applications, the connection of the chip is made by bonding extremely fine gold or aluminium wire to the leadframe, the leads are then de-flashed and tin-plated, the chips are separated into individual devices and the leads are trimmed and formed. In array connect applications, the connection of the chip is made to a multi-layer substrate or by creating direct connections to the multi-layer substrate via a so-called flip chip, connections between the substrate and the chip are attached by ball placement and reflow processes and the devices are cut, or singulated, into individual units. In the conventional leadframe category, we include molding and trim form systems made by Fico, our wholly owned subsidiary, in the Netherlands, Malaysia and China and plating equipment made by Meco, our wholly owned subsidiary, in the Netherlands. In the array connect category, we include flip chip and multi chip die bonding products made by Datacon in Austria and Hungary, die sorting and flip chip die bonding products made in the US by Laurier and singulation and certain molding products made by Fico in the Netherlands.

In order to facilitate a meaningful comparison of the Company's 2005 half year net sales, we have prepared comparative net sales information for 2004 on a pro forma basis to incorporate Datacon's net sales as if the transaction had occurred on January 1, 2004.

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BE Semiconductor Industries N.V.
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Our net sales per end use customer application for the six months ended June 30,
2004 and 2005, respectively, were as follows:

                                                                                  % Change
                                                                                -----------
                              Six Months Ended June 30,                             2005
                     ------------------------------------------       2005      compared to
                                      Pro Forma                   compared to    pro forma
(Euro in millions)        2004          2004           2005           2004          2004
------------------   ------------   ------------   ------------   -----------   -----------
Leadframes           40.0    72.5%  40.0    47.8%  25.3    34.4%     (36.8%)      (36.8%)
Array Connect        15.2    27.5%  43.7    52.2%  48.3    65.6%     217.8%        10.5%
                     ----   -----   ----   -----   ----   -----      -----        -----
                     55.2   100.0%  83.7   100.0%  73.6   100.0%      33.3%       (12.1%)
                     ====   =====   ====   =====   ====   =====      =====        =====

Our net sales increased from E 55.2 million in the first six months of 2004 to E
73.6 million in the same period of 2005, an increase of 33.3%. The increase in net sales in the first six months of 2005 as compared to the first six months of 2004 was due to the acquisition of Datacon as of January 4, 2005. Our net sales in the first six months of 2005 decreased by 12.1% from pro forma net sales of E
83.7 million in the first six months of 2004.

BACKLOG

On an actual basis, backlog increased by 75.2% from E 31.8 million at December 31, 2004 to E 55.7 million at June 30, 2005. On a pro forma basis, backlog at June 30, 2005 increased by 9.4% as compared to pro forma backlog of E 50.9 million as of December 31, 2004, including E 19.1 million of backlog that was acquired as part of the purchase of Datacon.

On an actual basis, new orders for first six months of 2005 amounted to E
78.4 million as compared to E 77.6 million in the first six months of 2004. Pro forma orders for the first six months of 2004 amounted to E 116.1. The book-to-bill ratio was 1.07 for first six months of 2005 as compared to a book-to-bill ratio of 1.41 for the first six months of 2004. The pro forma book-to-bill ratio for the first six months of 2004 was 1.39.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in cost of sales typically lag changes in net sales due to our manufacturing lead times.

Gross profit increased by 24.9% from E 16.9 million in the first six months of 2004 to E 21.1 million in the first six months of 2005. The increase was mainly due to the acquisition of Datacon as of January 4, 2005. Cost of sales for the six months ended June 30, 2005 included a E 3.0 million purchase accounting adjustment relating to an upward fair value inventory adjustment in the opening balance sheet of Datacon. As a percentage of net sales, gross profit decreased from 30.6% in the six months ended June 30, 2004 to 28.7% in the same period of 2005, mainly due to the fair value inventory adjustment discussed above, which solely accounts for a gross profit decline of 4.1%-point.

Amortization on patents and trademarks to an amount of E 1.2 million was included in the cost of sales in the first six months of 2005 as well as 2004.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

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BE Semiconductor Industries N.V.
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Our selling, general and administrative expenses for the six months ended June
30, 2004 totaled E 13.2 million and represented 23.9% of net sales, compared to E 20.5 million or 27.9% of net sales in the six month period ended June 30, 2005. The increase in selling, general and administrative expenses as percentage of net sales was mainly due to the acquisition of Datacon, as well as increased expenses of E 0.6 million mainly due to the vesting of all outstanding options. The increase in selling, general and administrative expenses as percentage of net sales resulted primarily from the decrease in net sales compared to the pro forma net sales.

Amortization on customer relationships and product backlog to an amount of E 0.9 million was included in the selling, general and administrative expenses in the first six months of 2005. In the first six months of 2004 no such charges occurred.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development spending relating to die handling and packaging equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, which are included as cost of sales, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude new product pre-production and customization expenses and design and engineering expenses incurred in sustaining and enhancing existing product lines, which we included in cost of sales.

Our research and development expenses increased from E 6.3 million in the six months ended June 30, 2004 to E 6.6 million in the same period of 2005. The amount of E 6.6 million is net of capitalization of E 3.6 million. As a percentage of net sales, research and development expenses were 11.4% and 9.0% during the six months ended June 30, 2004 and 2005, respectively. The decrease in research and development expenses in percentage of net sales was mainly due to the capitalization of development expenses of E 3.6 million, which we accounted for in the first six months of 2005. During the comparable period in 2004, we were not able to reliably determine this amount and thus no capitalization was accounted for.

RESTRUCTURING CHARGES

On December 14, 2004, as part of a plan to address the current downturn in the semiconductor industry, we announced a restructuring of our operations focused principally on a workforce reduction of 81 employees at our Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands, or approximately 10% of total fixed headcount worldwide. In addition, we announced that we would phase out approximately 50 temporary workers at the Duiven facility. A component of the restructuring was the closing of our tooling facility in Brunssum, the Netherlands in the first half of 2005. The workforce reductions occurred during the first half of 2005.

We recorded a restructuring charge of E 5.6 million in the fourth quarter ended December 31, 2004 to cover the estimated costs of this workforce reduction.

On May 27, 2005 we announced the further consolidation and integration of our Dutch Fico packaging and tooling manufacturing operations in Duiven, the Netherlands. The consolidation involved the termination of 32 employees that is expected to occur in the third quarter of 2005 and the integration of production and administrative personnel.

We recorded a restructuring charge of E 1.7 million in the second quarter ended June 30, 2005 to cover the estimated costs of this workforce reduction.

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BE Semiconductor Industries N.V.
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Changes in the restructuring provision were as follows:

(Euro in thousands)                                             2004    2005
-------------------                                            -----   ------
Balance at January 1,                                            521    5,820
Addition                                                       5,616    1,718
Cash payments                                                   (317)  (4,990)
                                                               -----   ------
Balance at December 31, 2004 and June 30, 2005, respectively   5,820    2,548
                                                               =====   ======

The charges associated with the reduction in workforce included severance and other benefit payments for approximately 81 employees in the Netherlands. Total remaining cash outlays for restructuring activities in 2004 are expected to be E
0.7 million, and will mainly be paid in the third quarter of 2005.

The 2005 provision for the reduction in workforce included severance and other benefits for approximately 32 employees, mainly in the Netherlands. Total remaining cash outlays for restructuring activities in 2005 are expected to be E
1.5 million, and will mainly be paid in the second half of 2005 The balance of E
0.3 million relates to the prior restructuring activities and mainly consists of pension premiums to be paid for terminated employees.

OPERATING LOSS

Our operating loss increased from E 2.5 million in the first six months of 2004 to E 7.6 million in the first six months of 2005. Our operating result in the first half of 2005 was negatively affected by restructuring expenses of E 1.7 million and the fair value inventory adjustment of E 3.0 million, relating to the Datacon acquisition.

NET FINANCING INCOME (EXPENSES)

Our net financing income (expenses) decreased from and income of E 1.8 million in the first six months of 2004 to expenses of E 1.6 million in the first six months of 2005. The increase in financing expenses for the six months ended June 30, 2005 of E 3.4 million is due outstanding debts of Datacon, interest expenses of E 1.1 million in connection with the issuance of the Notes, as well as lower average cash balances outstanding during the period.

INCOME TAX BENEFIT

Our income tax benefit amounted to E 0.0 million in the first six months of 2004 compared to an income tax benefit of E 2.2 million in the first six months of 2005. The effective tax rate was 3.5% in the first six months of 2004 and 23.7% in the first six months of 2005. The effective tax rate for the six months ended June 30, 2005 represents management's best estimate of the effective tax rate for the fiscal year ending December 31, 2005.

NET LOSS

Our net loss for the first six months of 2004 amounted to E 0.7 million compared to E 7.0 million in the first six months of 2005. The increase in our net loss in the first half of 2005 compared to the net loss in the first half of 2004 was principally due to the decrease in net sales compared to the pro forma net sales, restructuring charges of E 1.7 million, increased interest expenses and the fair value inventory adjustment of E 3.0 million.

MINORITY INTEREST

Minority interest relates to our investment in Tooling Leshan Company Ltd. in Leshan, China.

LIQUIDITY AND CAPITAL RESOURCES

We had E 116.4 million and E 77.4 million in cash and cash equivalents at December 31, 2004 and June 30, 2005, respectively.

We finance our Meco and Datacon subsidiaries and, to an extent, our Fico subsidiary, on a stand-alone basis. Meco utilizes funds generated from its results of operations and available bank lines of credit to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are currently unsecured, except for pledges on the accounts of Fico and Meco with the banks that provide the facilities. The principal restrictive covenant in each line is

BE Semiconductor Industries N.V.
Drunen

related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. We finance our Datacon subsidiary using funds generated from its results of operations and available lines of credit. Datacon utilizes long-term loans, short-term bank lines of credit and government granted loans for export and research and development activities. Some of the loans are secured by a pledge of real property, located in Radfeld, Austria. Currently, Laurier and, to an extent, Fico are financed through intercompany loans. Fico Tooling Leshan Company Ltd. in China, 87% of which is owned by us, is partly financed by long-term loans issued by a local bank.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although our subsidiaries generally receive partial payments prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems.

Net cash used in operating activities was E 15.5 million and E 8.3 million for the first half of 2004 and 2005, respectively. The primary use of cash in operations in the first half of 2005 was a net loss of E 7.0 million that included non-cash charges of E 2.7 million primarily for depreciation and amortization, and payment of restructuring costs of E 5.0 million.

The cash decrease of E 39.0 million between December 31, 2004 and June 30, 2005 was primarily due to the use of E 68.2 million of cash in the Datacon acquisition, partially offset by net cash proceeds of E 43.7 million received from the issuance of the Notes during the first quarter of 2005 and the inclusion of E 6.4 million cash and cash equivalents held by Datacon on the date of acquisition and, to a lesser extent, the cash deficit generated by operations of E 8.3 million, debt repayment of E 4.7 million and capital expenditures of E
8.1 million during the period.

At June 30, 2005 our cash and cash equivalents totaled E 77.4 million and our total debt and capital lease obligations totaled E 80.7 million. At June 30, 2005, total shareholders' equity stood at E 180.0 million. Our capital expenditures were E 2.1 million and E 8.1 million in the first six months of 2004 and 2005, respectively. Approximately E 2.1 million of our capital expenditures in 2005 related to the purchase of land at our Radfeld facility. Furthermore, E 3.6 million of our capital expenditures related to the capitalization of qualifying development expenses.

In January 2005, we issued the Notes, which resulted in net proceeds to us of approximately E 43.7 million.

At June 30, 2005, Besi and its subsidiaries had available lines of credit amounting to an aggregate of E 45.4 million, under which E 25.9 million net borrowings were outstanding. Furthermore, amounts available to be drawn under the lines were reduced by E 1.5 million in outstanding bank guarantees. At June 30, 2005, E 2.6 million of the lines of credit were reserved for foreign exchange contracts and other financial instruments. Interest is charged at the bank's base lending rates plus an increment of 1.50% for Fico and Meco. Datacon interest rates vary between 1.50% and 4.50% depending on type of credit facility and currency. The credit facility agreements include covenants requiring us to maintain certain financial ratios. The relevant companies were in compliance with, or had received waivers for, all loan covenants at June 30, 2005. Currently the Company is considering the termination of a credit line of E 7.5 million due to unfavorable conditions.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

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BE Semiconductor Industries N.V.
Drunen

RECONCILIATIONS FROM NL GAAP TO IFRS, AS ENDORSED BY THE EU 2004

RECONCILIATION OF NET LOSS FROM NL GAAP TO IFRS, AS ENDORSED BY THE EU

                                                               Six Months Ended         Year Ended
                                                          --------------------------   ------------
                                                            June 30,    December 31,   December 31,
(Euro in thousands)                                           2004          2004           2004
-------------------                                       -----------   ------------   ------------
                                                          (unaudited)    (unaudited)    (unaudited)
Net loss on a NL GAAP basis                                 (1,342)        (5,473)        (6,815)
Adjustments from NL GAAP to IFRS, as endorsed by the EU
   Amortization of goodwill                                    700            688          1,388
   Amortization of patents and trademarks                       64             62            126
   Reversals on impairments on patents and trademarks           --            517            517
   Deferred gain on sale and lease back transaction            (28)            (2)           (30)
   Employee share-based payments                                11            (74)           (63)
   Other differences in income                                  --           (126)          (126)
   Deferred income tax effects                                 (67)          (173)          (240)
                                                            ------         ------         ------
NET LOSS IN ACCORDANCE WITH IFRS, AS ENDORSED BY THE EU       (662)        (4,581)        (5,243)
                                                            ======         ======         ======

RECONCILIATION OF EQUITY FROM NL GAAP TO IFRS, AS ENDORSED BY THE EU

                                                           January 1,     June 30,    December 31,
(Euro in thousands)                                          2004          2004           2004
-------------------                                       -----------   -----------   -----------
                                                          (unaudited)   (unaudited)   (unaudited)
Shareholders' equity on a NL GAAP basis                     181,555       180,587       173,795
Adjustments from NL GAAP to IFRS, as endorsed by the EU
   Goodwill amortization                                         --           704         1,315
   Deferred gain on sale and lease back transaction, net        607           579           577
   Valuation of patents and trademarks                       (1,193)       (1,161)         (465)
   Employee share-based payments                               (229)         (131)         (105)
   Deferred income tax effects                                  261           198             6
                                                            -------       -------       -------
SHAREHOLDERS' EQUITY IN ACCORDANCE WITH IFRS, AS
   ENDORSED BY THE EU                                       181,001       180,776       175,123
                                                            =======       =======       =======

BE Semiconductor Industries N.V.
Drunen

NOTES TO THE RECONCILIATIONS FROM NL GAAP TO IFRS, AS ENDORSED BY THE EU

GOODWILL

IFRS, as endorsed by the EU, prohibits systematic amortization of goodwill and requires an annual impairment test to be performed. Consequently goodwill amortization ceased as of January 1, 2004.

LEASING

IFRS, as endorsed by the EU, requires any gain in sale and lease back transactions to be recognized immediately if the transaction was based on market value. The Company has reviewed all its lease commitments and transactions and has determined that the sale and lease back transaction of the Company's land and buildings in Drunen, The Netherlands was established at market value. The gain on this transaction was deferred under NL GAAP and netted against rental expense.

PATENTS AND TRADEMARKS

In connection with the conversion to IFRS, as endorsed by the EU, as of January 1, 2004, the Company tested in 2005 all its intangible assets on impairments, even when no indications existed. The Company recorded impairments on four different patents and one trademark for a total amount of E 1.2 million, mainly for the Company's die handling equipment. At December 31, 2004, the Company reviewed all its impaired intangibles if the impairment still existed. The Company concluded that part of the impairment of E 0.5 million did no longer exist and reversed these impairments accordingly.

EMPLOYEE SHARE-BASED PAYMENTS

The Company has granted both cash-settled and equity-settled share-based options to its employees in the past. IFRS, as endorsed by the EU, requires recognition of the related expenses in net income, whereas such recognition was not required under NL GAAP.

CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative translation adjustments related to foreign subidiaries within shareholders' equity are deemed to be zero at January 1, 2004. Accordingly, these cumulative translation differences will be included in retained earnings in the IFRS, as endorsed by the EU, opening balance sheet. This will also have the effect that upon disposal of a foreign entity only cumulative translation differences that arose after January 1, 2004 can be recognized under IFRS, as endorsed by the EU. The company has liquidated one of its Japanese subsidiaries in the second half of 2004. The cumulative translation difference in shareholders' equity according to IFRS, as endorsed by the EU, and NL GAAP differed E 0.1 million and thus the net loss according to IFRS, as endorsed by the EU, is E 0.1 million higher than according to NL GAAP.

BE Semiconductor Industries N.V.
Drunen

CONSOLIDATED BALANCE SHEETS 2004 IFRS, AS ENDORSED BY THE EU

                                                        January 1,     June 30,    December 31,
(All amounts in thousands of Euro)                         2004          2004         2004
----------------------------------                     -----------   -----------   ------------
                                                       (unaudited)   (unaudited)    (unaudited)
ASSETS

Cash and cash equivalents                                118,195       108,459        116,351
Accounts receivable                                       17,957        26,227         20,172
Inventories                                               27,880        40,551         34,118
Other current assets                                       9,176        11,382         14,514
                                                         -------       -------        -------
TOTAL CURRENT ASSETS                                     173,208       186,619        185,155

Property, plant and equipment                             30,100        15,850         14,586
Goodwill                                                  10,895        11,142         10,187
Other intangible assets                                   12,382        11,262         10,430
Other non-current assets                                     723         2,057          1,698
                                                         -------       -------        -------
TOTAL ASSETS                                             227,308       226,930        222,056
                                                         =======       =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable to banks                                     9,298         8,550          9,778
Current portion of long-term debt and capital leases         934           326              3
Accounts payable                                          10,338        17,161         14,331
Accrued liabilities                                       14,693        15,535         18,896
                                                         -------       -------        -------
TOTAL CURRENT LIABILITIES                                 35,263        41,572         43,008

Long-term debt and capital leases                          7,945         1,868          1,654
Deferred tax liabilities                                   2,908         2,552          2,156
                                                         -------       -------        -------
TOTAL NON-CURRENT LIABILITIES                             10,853         4,420          3,810

MINORITY INTEREST                                            191           162            115

TOTAL SHAREHOLDERS' EQUITY                               181,001       180,776        175,123
                                                         -------       -------        -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               227,308       226,930        222,056
                                                         =======       =======        =======

BE SEMICONDUCTOR INDUSTRIES N.V.
DRUNEN

CONSOLIDATED STATEMENTS OF OPERATIONS 2004 IFRS, AS ENDORSED BY THE EU

                                                    Six Months Ended         Year Ended
                                               --------------------------   ------------
(All amounts in thousands of Euro, except        June 30,    December 31,   December 31,
share and per share data)                          2004          2004           2004
-----------------------------------------      -----------   ------------   ------------
                                               (unaudited)    (unaudited)    (unaudited)
Net sales                                           55,196        71,145        126,341
Cost of sales                                       38,254        52,470         90,724
                                                ----------    ----------     ----------
Gross profit                                        16,942        18,675         35,617

Selling, general and administrative expenses        13,187        14,403         27,590
Research and development expenses                    6,277         6,223         12,500
Restructuring expenses                                  --         5,616          5,616
                                                ----------    ----------     ----------
Total operating expenses                            19,464        26,242         45,706

Operating loss                                      (2,522)       (7,567)       (10,089)
Net financing income                                 1,800           733          2,533

                                                ----------    ----------     ----------
Loss before taxes and minority interest               (722)       (6,834)        (7,556)
Income tax benefit                                     (25)       (2,224)        (2,249)
                                                ----------    ----------     ----------
Loss before minority interest                         (697)       (4,610)        (5,307)

Minority interest                                      (35)          (29)           (64)

                                                ----------    ----------     ----------
Net loss                                              (662)       (4,581)        (5,243)
                                                ==========    ==========     ==========

Net loss per share
   - Basic                                           (0.02)        (0.15)         (0.17)
   - Diluted                                         (0.02)        (0.15)         (0.17)

Weighted average number of shares used to
   compute net loss per share
   - Basic                                      30,794,660    30,794,660     30,794,660
   - Diluted                                    30,794,660    30,794,660     30,794,660
                                                ==========    ==========     ==========

BE SEMICONDUCTOR INDUSTRIES N.V.
DRUNEN

CONSOLIDATED STATEMENTS OF CASH FLOWS 2004 IFRS, AS ENDORSED BY THE EU

                                                           Six Months Ended         Year Ended
                                                      --------------------------   ------------
                                                        June 30,    December 31,   December 31,
(All amounts in thousands of Euro)                        2004          2004           2004
----------------------------------                    -----------   ------------   ------------
                                                      (unaudited)    (unaudited)    (unaudited)
CASH FLOWS FROM OPERATIONAL ACTIVITIES:
Net loss                                                   (662)        (4,581)        (5,243)

Depreciation and amortization                             3,139          3,082          6,221
Reversal on impairments on intangible assets                 --           (517)          (517)
Deferred income tax (benefit)                              (318)          (306)          (624)
Other non-cash items                                       (439)         1,729          1,290

Effects of changes in assets and liabilities:
   Decrease (increase) in accounts receivable            (8,207)         5,651         (2,556)
   Decrease (increase) in inventories                   (12,529)         5,767         (6,762)
   Increase (decrease) in accounts payable                6,774         (2,668)         4,106
   Changes in other current assets and liabilities       (3,235)         2,161         (1,074)
                                                        -------        -------        -------
Net cash provided by (used in) operating activities     (15,477)        10,318         (5,159)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                     (2,085)        (1,342)        (3,427)
Proceeds from sale of property, plant and equipment      14,586             72         14,658
                                                        -------        -------        -------
Net cash provided by (used in) investing activities      12,501         (1,270)        11,231

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of bank lines of credit                           (748)         1,228            480
Payments on debts and capital leases                     (7,490)          (332)        (7,822)
Proceeds from debts and capital leases                      749             33            782
Net proceeds from (payments of) advances from
   customers                                              2,013         (1,457)           556
Other financing activities                               (1,500)            --         (1,500)
                                                        -------        -------        -------
Net cash used in financing activities                    (6,976)          (528)        (7,504)

Net change in cash and cash equivalents                  (9,952)         8,520         (1,432)
Effect of changes in exchange rates on cash and
   cash equivalents                                         216           (628)          (412)
Cash and cash equivalents at beginning of the perio     118,195        108,459        118,195
                                                        -------        -------        -------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD          108,459        116,351        116,351
                                                        -------        -------        -------

(KPMG LOGO)

INDEPENDENT REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

We have reviewed the accompanying (consolidated) condensed balance sheet of BE Semiconductor Industries N.V. ("the Company") as of 30 June 2005 and the related (consolidated) condensed statements of income, changes in equity and cash flows for the six month period then ended (the interim financial information). This (consolidated) interim financial information is the responsibility of the Company's management. Our responsibility is to issue a report on this interim financial information based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying (consolidated) interim financial information is not prepared, in all material respects, in accordance with the basis set out in the Notes to the (consolidated) interim financial information which describes how the recognition and measurement requirements of accounting standards adopted by the EU have been applied, including the assumptions management has made about the policies expected to be adopted when management prepares its first annual financial statements in accordance with accounting standards adopted by the EU as of 31 December 2005.

Without qualifying our review conclusion, we draw attention to Note Statement of Compliance to the (consolidated) interim financial information that explains why there is a possibility that the Company's management may determine that changes to the accounting policies adopted in preparing the (consolidated) interim financial information are necessary when management prepares its first annual financial statements in accordance with accounting standards adopted by the EU as of 31 December 2005.

Arnhem, 28 September 2005

(KPMG ACCOUNTANTS NV)

Ref: R.F.M. Stoffelen

Initials for indentification purposes: K